July 19, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Gary Todd, Reviewing Accountant

Re:                                               Alpha Pro Tech, Ltd.( SEC file # 001-15725)

Dear Mr. Todd:

I enclose herewith our response to your letter of comments of July 6, 2006 regarding Form 10-K for the year ended December 31, 2005.

Respectfully submitted,

Lloyd Hoffman
Chief Financial Officer and Senior Vice President

Response of Alpha Pro Tech, Ltd. to SEC letter of comments dated July 6, 2006 with respect to Form 10-K as of December 31, 2005, purpose of which is to assist us in compliance with applicable disclosure requirements and to enhance the overall disclosure of our filings.

Note 6. Investments in and Advances to Unconsolidated Affiliates, page F-12

1.             We see that the house wrap and synthetic roof underlayment used in your Engineered Products segment is manufactured by an unconsolidated affiliate in India in which you hold a 41.66% ownership interest.  In future filings, please disclose the amounts of purchases from this entity. Please also consider the financial statement presentation guidance from Rule 4-08(k) of Regulation S-X.

Answer:
In future filings, commencing with the 10-Q for the three and six months ended June 30, 2006, we will disclose the amounts of purchases from our unconsolidated affiliate in India, as well as the amount of related party profit in inventory that has been eliminated from our equity in our unconsolidated affiliate related to such purchases.  We will also consider the financial statement presentation guidance from Rule 4-08(k) of Regulation S-X, as it relates to our investment in our unconsolidated affiliate.

Item 9A. Controls and Procedures, page 25

2.             We note that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective “to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within the entities”.  The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  However, if you do not wish to eliminate this language, please revise so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).  Please apply in future filings.

Answer:
Commencing with the 10-Q for the three and six months ended June 30, 2006 we will eliminate the language on item 9A after the word effective.

Item 9A. Controls and Procedures, will appear as follows on future filings:

Evaluation of Disclosure Controls and Procedures.

The Company’s chief executive officer and its chief financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2005 ( or relevant period end date), have concluded that the Company’s disclosure controls and procedures were designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company’s management, including its chief executive and chief financial officers as appropriate to allow timely decisions regarding required disclosure.

In connection with our responses to the SEC comments, we acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.